SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2
                                    --------
                             ASM International N.V.
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                                (Name of Issuer)

                   Common Stock, par value Euro 0.4 per share
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                         (Title of Class of Securities)

                                    N07045102
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 3, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. N07045102
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  3,212,562
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  3,212,562
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  3,212,562
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.1 %
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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                   Amendment No. 2 to Schedule 13D relating to
                             ASM International N.V.


Introduction:

The Reporting Person is filing this Amendment No. 2 to Schedule 13D relating to ASM International N.V. (the "Issuer") to disclose that the Reporting Person issued a press release on May 4, 2006 (the "Press Release") which indicated and detailed, among other things, that (i) the Reporting Person would continue its efforts to facilitate corporate governance changes at the Issuer and (ii) it would vote against certain resolutions to be considered at the Issuer's Annual General Meeting of Shareholders scheduled for May 18, 2006. The Reporting Person is not soliciting proxies in connection with the Issuer's Annual General Meeting of Shareholders. The Press Release is attached hereto as Exhibit A.

Item 5.  Interest in Securities of the Issuer.

(a) As of May 4, 2006, it may be deemed that on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority the Reporting Person beneficially owns 3,212,562 shares of the Issuer's Common Stock (the "Shares"), representing approximately 6.1% of the outstanding Common Stock (based on 52,678,952 shares outstanding as reported by the Issuer, on its Annual Report on Form 20-F for its fiscal year ended December 31, 2005).

(c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected since its most recent filing on the Schedule 13 relating to the Issuer. Each transaction set forth below is sale.


                                   Number of         Price per share in
            Date                   Shares                   Euros
            --------------------------------------------------------------
            4/19/06                 10,774                 16.6200
            --------------------------------------------------------------
            --------------------------------------------------------------
            4/25/06                 11,700                 16.3400
            --------------------------------------------------------------



Item 7.  Material to be Filed as Exhibits.

     Exhibit A:   Press Release dated May 3, 2006 issued by Reporting Person.

         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ WILLIAM F. HARLEY
         --------------------------------
         William F. Harley III
         Chief Investment Officer